UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of May 21, 2013

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241) and Form F-3 (File No. 333-183566), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On May 21, 2013, the registrant, RiT Technologies Ltd. (the "Company"), entered into an Equity Distribution Agreement (the “Distribution Agreement”) with Maxim Group LLC, as sales agent (“Maxim Group”), whereby the Company may offer and sell, from time to time, through Maxim Group, ordinary shares of the Company, par value NIS 0.80 per share (the “Ordinary Shares”), having an aggregate offering price of up to $5.0 million (the “Shares”).

Under the Distribution Agreement, Maxim Group may sell the Shares by methods deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the NASDAQ, on any other existing trading market for the Ordinary Shares or to or through a market maker. In addition, the Company may sell Shares through Maxim Group, as sales agent, at negotiated prices or at prices related to the prevailing market price. With the Company's consent, Maxim Group also may also sell Shares in privately negotiated transactions.

The Company is not obligated to make any sales of the Shares under the Distribution Agreement. The offering of Shares pursuant to the Distribution Agreement will terminate upon the earlier of (a) the sale of all of the Shares subject to the Distribution Agreement, (b) the termination of the Distribution Agreement by Maxim Group or the Company, or (c) September 5, 2015.

The Company plans to use the net proceeds from the offering, if any, for general corporate purposes, which may include working capital, research and development expenses, further development and commercialization of its indoor optical wireless technology, strategic acquisitions and investments and general and administrative expenses. Notwithstanding the foregoing, the Company undertook not to use the net proceeds for any payment, whether of principal, interest, fees or otherwise, on the convertible loan with STINS COMAN, the Company's largest shareholder.

The Company will pay Maxim Group a commission of 3.5% of the aggregate gross proceeds received by the Company and has agreed to provide Maxim Group with customary indemnification and contribution rights. The Company has also agreed to pay Maxim Group $55,000 as reimbursement of its actual expenses, as well as for its legal fees related to sales pursuant to the Distribution Agreement.

A copy of the Distribution Agreement is attached hereto and incorporated herein by reference as Exhibit 99.1. The description of the Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Distribution Agreement filed herewith.

The representations, warranties and covenants contained in the Distribution Agreement were made only for purposes of the Distribution Agreement and as of the specific date (or dates) set forth therein, and were solely for the benefit of the parties thereto and are subject to certain limitations as agreed upon by the contracting parties. In addition, the representations, warranties and covenants contained in the Distribution Agreement may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries of the Distribution Agreement and should not rely on the representations, warranties and covenants contained therein, or any descriptions thereof, as characterizations of the actual state of facts or conditions of the Company.

The Shares will be issued pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-183566), which was declared effective on September 6, 2012, the base prospectus, filed as part of such Registration Statement, and the prospectus supplement, dated as of the date hereof, filed by the Company with the Securities and Exchange Commission. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The opinion of the Company’s Israeli counsel regarding the validity of the Shares that will be issued pursuant to the Distribution Agreement and sold under the aforesaid base prospectus and prospectus supplement is also filed herewith as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

By:	/s/ Elan Yaish
Elan Yaish, CFO

Date: May 21, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Equity Distribution Agreement, dated May 21, 2013, between RiT Technologies Ltd. and Maxim Group LLC.

99.2	Opinion (including consent) of Goldfarb Seligman & Co.